UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

DIGATRADE ANNOUNCES AGM NOVEMBER 30, 2018

For Immediate Release

Vancouver, British Columbia (FSCwire) - DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an online digital asset exchange platform and blockchain development services company today advise of the following Annual General Meeting “AGM” of security holders for the subject issuer:

Meeting Type:                                                        Annual General

Record Date for Notice of Meeting                       October 26, 2018

Record Date for Voting                                          November 5, 2018

Beneficial Ownership Determination Date           November 5, 2018

Meeting Date                                                         November 30, 2018

Voting Security Details:

 Description                                                           CUSIP                          ISIN

Common Shares                                                    25381C                         CA25381C1095

Please contact the undersigned if there are any questions.

Broadridge Financial Solutions Inc.

Agent for Digatrade Financial Corp

Investor Communication Solutions Canada

5970 Chedworth Way

Mississauga, ON L5R-4G5

P: 905.507.5100 / F: 905.507.5350

www.broadridge.com

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0071
info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: October 4, 2018	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO